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Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

December 31, 2010 (unaudited)
amounts in millions

Liberty Media Corporation Net Assets	$11,442
Reconciling items:
LMC put option obligations	19

Liberty Media LLC Net Assets	$11,461

Liberty Media Corporation Net Earnings	$1,937
Reconciling items:
LMC selling, general and administrative expenses	1
Unrealized gain on LMC put options	(77)

Liberty Media LLC Net Earnings	$1,861

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  Exhibit 99.2
Liberty Media Corporation Reconciliation of Liberty Media Corporation ("LMC") Net Assets and Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings
December 31, 2010 (unaudited) amounts in millions